UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number   000-27459
DIGITAL INSIGHT CORPORATION
(Exact name of registrant as specified in its charter)
Digital Insight Corporation
26025 Mureau Road
Calabasas, CA 91302
(818) 871-0000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)
N.A.
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
Approximate number of holders of record as of the certification or notice date: One.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Digital Insight Corporation has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2007	By:	/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Treasurer and Chief Financial Officer